____________________________________________________________

                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                           (Amendment No. 1)

                         Hi-Shear Industries Inc.
     ____________________________________________________________
                            (Name of issuer)

                    Common Stock, par value $0.10 per share
     ____________________________________________________________
                      (Title of class of securities)

                              428399-10-9
     ____________________________________________________________
                             (CUSIP number)

     Copy to:
          Frederic Roure               Nancy A. Lieberman, Esq.
          GFI Industries S.A.          Skadden, Arps, Slate, Meagher & Flom
          Espace Vauban--BP 431        919 Third Avenue
          Boulevard Richelieu          New York, New York 10022
          Belfort Cedex                (212) 735-3000
          France 90008
          11 33 84 57 00 77
     ____________________________________________________________
           (Name, address and telephone number of person authorized to receive notices and communications)

                        February 26, 1996
     ___________________________________________________________
      (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ].



      CUSIP NO. 428399-10-9

       1   NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS GFI Industries S.A.

       2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                    (b) [x]

       3   SEC USE ONLY

       4   SOURCE OF FUNDS

       5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(D) OR 2(E)                             [ ]


       6   CITIZENSHIP OR PLACE OF ORGANIZATION
               Republic of France

                                  7    SOLE VOTING POWER
             NUMBER OF                      -0-
              SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY EACH                   -0-
             REPORTING
             PERSON WITH          9    SOLE DISPOSITIVE POWER
                                             -0-

                                 10   SHARED DISPOSITIVE POWER
                                              -0-

          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        -0-

          12  CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN
                SHARES                                                    [ ]

          13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         -0-

          14  TYPE OF REPORTING PERSON
               CO


               This Statement amends and supplements the
     Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by GFI Industries S.A., a societe anonyme organized under the laws of the Republic of France ("GFI"), relating to the common stock, par value $0.10 per share (the "Shares"), of Hi-Shear Industries Inc., a Delaware corporation ("HSI"). All capitalized terms used herein but not defined shall have the respective meanings assigned to such terms in the
     Schedule 13D.

     Item 4. Purpose of the Transaction.

     Item 5. Interest in Securities of the Issuer.

     Item 6. Contracts, Arrangements, Understandings or
     Relationships With Respect to Securities of the Issuer.

               Items 4, 5 and 6 are hereby amended and
     supplemented by adding thereto the following:

               On February 26, 1996, GFI purchased all of the outstanding shares of common stock of Hi-Shear Corporation pursuant to the Stock Purchase Agreement between GFI and HSI. Pursuant to their terms, the Stockholders Agreement between GFI and certain stockholders of HSI and the proxies held by GFI relating to such stockholders' shares of HSI common stock terminated effective as of the closing of such purchase. Accordingly, as of the date of this Statement, GFI does not beneficially own any shares of HSI's common stock.


                              SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   GFI INDUSTRIES S.A.

                                   By: /s/ Frederic Roure
                                   Title: Chief Executive Officer
                                   Date:  March 6, 1996